UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 30 March, 2026

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 30 March 2026: Sasol Financing USA LLC announces the commencement of cash tender offers for outstanding debt securities and new senior notes offering

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Equity issuer; the Guarantor)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing)

Disclosure of inside information under Article 17 of Regulation (EU) No 596/2014

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

SASOL FINANCING USA LLC ANNOUNCES THE COMMENCEMENT OF CASH TENDER OFFERS FOR OUTSTANDING DEBT SECURITIES AND NEW SENIOR NOTES OFFERING

Sasol Financing USA LLC (NYSE: SSL) ("Sasol" or the "Company") announced today the commencement of a series of tender offers to purchase for cash of (i) any and all of its outstanding 6.500% notes due 2028 (the "2028 Notes"); and (ii) up to an aggregate principal amount that does not exceed an amount equal to $750,000,000 less the aggregate principal amount of 2028 Notes accepted for purchase in the tender offer for the 2028 Notes (the Capped Maximum Amount of its 8.750% notes due 2029 (the "2029 Notes", and together with the 2028 Notes, "the Notes"). Unless otherwise defined herein, terms defined in the Offer to Purchase (as defined below) are used herein as therein defined.

				Dollars per $1,000 Principal Amount of Notes[2]			
Title of Security	**CUSIP/ ISIN Number**	**Offer Type**	**Principal Amount Outstanding**	**Tender Offer Consideration**	**Early Tender Premium**	**Total Consideration**	**Listing Venue**
6.500% notes due 2028	80386W AB1/ US80386WAB19	Any and All Offer	$750,000,000	$1,012.50	N/A	$1,012.50	New York Stock Exchange
8.750% notes due 2029[1]	144A – 80386W AF2 / US80386WAF23 Regulation S - U8035U AC6 / USU8035UAC63	Capped Offer	$1,000,000,000	$1,022.50	$30.00	$1,052.50[3]	Frankfurt Stock Exchange Open Market (*Freiverkehr*)

(1) Subject to the Capped Maximum Amount, the principal amount of 2029 Notes validly tendered prior to or at the Early Tender Date will be accepted for purchase, on a prorated basis if applicable, in priority to other 2029 Notes validly tendered after the Early Tender Date.
(2) Does not include Accrued Interest, which will also be payable as provided herein.
(3) Includes the Early Tender Premium (as defined in the Offer to Purchase).

The tender offers are being made upon the terms and subject to conditions, including the Financing Condition (as defined below), described in the Offer to Purchase, dated March 30, 2026 (the "Offer to Purchase") and, with respect to the tender offer for the 2028 Notes, the related Notice of Guaranteed

Delivery, which sets forth a detailed description of the tender offers. The Company reserves the right, but is under no obligation, to increase or decrease the Capped Maximum Amount in its sole discretion at any time without extending or reinstating withdrawal rights, subject to compliance with applicable law.

The tender offers are conditioned upon, among other things, the successful completion (in the sole determination of the Company) of its offering of new senior notes due 2033 guaranteed by Sasol Limited (the “Guarantor”), which is expected to occur on April 10, 2026 (the “Debt Financing” and such condition, the “Financing Condition”). No assurances can be given that the Company will complete the Debt Financing.

The tender offer for the 2028 Notes will expire at 5:00 p.m., New York City time, on April 6, 2026, or any other date and time to which the Company extends the applicable tender offer (such date and time, as it may be extended with respect to a tender offer, the “Any and All Tender Offer Expiration Date”), unless earlier terminated. The tender offer for the 2029 Notes will expire at 5:00 p.m., New York City time, on April 28, 2026, or any other date and time to which the Company extends the applicable tender offer (such date and time, as it may be extended with respect to a tender offer, the “Capped Tender Offer Expiration Date” and, together with the Any and All Tender Offer Expiration Date, the “Expiration Dates” and each an “Expiration Date”), unless earlier terminated. Holders of the 2029 Notes must validly tender and not validly withdraw their Notes prior to or at 5:00 p.m., New York City time, on April 13, 2026 (such date and time, as it may be extended with respect to a tender offer, the “Early Tender Date”), to be eligible to receive the applicable Total Consideration (as defined below). If a holder validly tenders 2029 Notes after the Early Tender Date but prior to or at the Capped Tender Offer Expiration Date, the holder will only be eligible to receive the applicable Tender Offer Consideration (as defined below).

The Guarantor’s board of directors has provided the necessary approvals, including the provision of financial assistance under section 45 of the South African Companies Act 71 of 2008 and has applied the solvency and liquidity test. The Guarantor’s board of directors has agreed on the commencement date for the transactions described herein to take place after the release of the Guarantor’s results for the six months ended December 31, 2025, and has delegated its authority to the transaction committee (comprising the chief financial officer, chief executive officer and chairman of the audit committee) to approve the final terms of the transaction.

In addition to the consideration set forth in the table above, all holders of Notes accepted for purchase in the tender offers will receive accrued and unpaid interest on such Notes from the last interest payment date with respect to such Notes to, but not including, the applicable settlement date.

Subject to the Capped Maximum Amount, holders of 2029 Notes validly tendered (and not validly withdrawn) prior to the Early Tender Date, where applicable, and accepted for purchase, on a prorated basis if applicable, pursuant to the applicable tender offer will receive the applicable tender offer consideration set forth in the table above (with respect to each series of Notes, the “Tender Offer Consideration”) plus the early tender offer premium for the 2029 Notes set forth in the table above (the “Early Tender Premium” and, together with the applicable Tender Offer Consideration, the “Total Consideration”). Holders of 2029 Notes validly tendered (and not validly withdrawn) after the Early Tender Date, but before or at the Capped Tender Offer Expiration Date, and accepted for purchase pursuant to the applicable tender offer will receive the applicable Tender Offer Consideration, but not the Early Tender Premium. No tenders will be valid if submitted after the applicable Expiration Date. 2029 Notes validly tendered prior to or at the Early Tender Date will be accepted for purchase, on a prorated basis if applicable, in priority to other 2029 Notes validly tendered after the Early Tender Date. For the avoidance of doubt, 2029 Notes tendered before the Early Tender Date but subsequently withdrawn and then tendered once again following the Early Tender Date but before the Capped Tender offer Expiration Date, and accepted for purchase, will receive Capped Tender Offer Consideration, but not the Early Tender Premium.

The Company intends to fund the purchase of validly tendered and accepted Notes with the net proceeds from the Debt Financing. The purpose of the tender offers is to enhance the Company’s debt maturity profile.

The tender offers will expire on the applicable Expiration Date. Except as set forth below, payment for the 2028 Notes that are validly tendered prior to or at the Any and All Tender Offer Expiration Date or through the guaranteed delivery procedures and that are accepted for purchase will be made on April 10, 2026, the fourth business day after the Any and All Tender Offer Expiration Date. Payment for the 2029 Notes that are validly tendered prior to or at the Capped Tender Offer Expiration Date and that are accepted for purchase will be made on April 30, 2026, the second business day after the Capped Tender Offer Expiration Date.

Tendered Notes may be withdrawn prior to or at, but not after, (i) for the 2028 Notes, 5:00 p.m., New York City time on the Any and All Tender Offer Expiration Date; and (ii) for the 2029 Notes, 5:00 p.m., New York City time, on the Capped Tender Offer Expiration Date.

The tender offers are subject to the satisfaction or waiver of certain conditions which are specified in the Offer to Purchase, including the Financing Condition. The tender offers are not conditioned on any minimum principal amount of Notes being tendered.

Information relating to the tender offers

The Offer to Purchase is being distributed to holders beginning today. J.P. Morgan Securities plc and MUFG Securities EMEA plc are the dealer managers for the tender offers. Investors with questions regarding the terms and conditions of the tender offers may J.P. Morgan Securities plc at +44 20 2468 or by email to em_europe_lm@jpmorgan.com (Attention: Liability Management) and MUFG Securities EMEA plc at +44 20 7577 1374 or by email to Hybrids.LM@int.sc.mufg.jp (Attention: Liability Management Group).

Kroll Issuer Services Limited is the tender agent for the Tender Offers. Any questions regarding procedures for tendering Notes or request for copies of the Offer to Purchase should be directed to Kroll Issuer Services Limited by any of the following means: by telephone at +44 20 7704 0880; by email at sasol@is.kroll.com; or by internet at the following web address: https://deals.is.kroll.com/sasol.

30 March 2026
Sandton, Johannesburg

Equity Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor: Absa Corporate and Investment Bank, a division of Absa Bank Limited

About Sasol

A global chemicals and energy company, Sasol harnesses its knowledge and over 75 years' experience in the production and marketing of chemicals and fuels to integrate sophisticated technologies and processes into world-scale operating facilities, striving to safely and sustainably source, produce and market a range of high-quality products globally. Additional information can be found on the Company's website at **https://www.sasol.com/** or at the Company's address below:

Sasol Financing USA LLC
12120 Wickchester Lane
Houston, Texas 77079
United States of America

Disclaimer

This publication does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders with respect to, the Notes. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful. The tender offers are being made solely pursuant to the Offer to Purchase made available to holders of

the Notes. Further, nothing contained herein shall constitute an offer to sell or a solicitation of an offer to buy any debt securities that are the subject of the Debt Financing. None of the Company or its affiliates, their respective boards of directors, the dealer managers, the tender and information agent or the trustee with respect to any series of Notes is making any recommendation as to whether or not holders should tender or refrain from tendering all or any portion of their Notes in response to the tender offers. Holders are urged to evaluate carefully all information in the Offer to Purchase, consult their own investment and tax advisors and make their own decisions whether to tender Notes in the tender offers, and, if so, the principal amount of Notes to tender.

This document and any documents detailing the investment or investment activity to which this announcement relates are for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (ii) are persons falling within Article 43(2) ("members and creditors of certain bodies corporate") of the Financial Promotion Order, (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
This tender offer is not intended to be offered or otherwise made available to and should not be offered or otherwise made available to any retail investor in any member state of the EEA in circumstances in which this tender offer is restricted to non-retail investors. For these purposes, a "retail investor" means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the "IDD"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

Forward-looking statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identified through the inclusion of words such as "aim", "anticipate", "believe", "drive", "estimate", "expect", "expressed confidence", "forecast", "future", "goal", "guidance", "intend", "may", "objective", "outlook", "plan", "position", "potential", "project", "seek", "should", "strategy", "target", "will" or variations of such words and other similar expressions. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated in such forward-looking statements. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include among others, and without limitation:

- *the outcome in pending and developing regulatory matters and the effect of changes in regulation and government policy;*
- *the political, social and fiscal regime and economic conditions and developments in the world, especially in those countries in which we operate;*
- *the outcome of legal proceedings including tax litigation and assessments;*
- *our ability to maintain key customer relations in important markets;*
- *our ability to improve results despite increased levels of competition;*
- *our ability to exploit our oil, gas and coal reserves as anticipated;*
- *the continuation of substantial growth in significant developing markets;*
- *the ability to benefit from our capital investment program;*

- *the accuracy of our assumptions in assessing the economic viability of our large capital projects and growth in significant developing areas of our business;*
- *the ability to gain access to sufficient competitively priced gas, oil and coal reserves and other commodities;*
- *the impact of environmental legislation and regulation on our operations and access to natural resources;*
- *our success in continuing technological innovation;*
- *the success of our Broad Based Black Economic Empowerment ownership transaction;*
- *our ability to maintain sustainable earnings despite fluctuations in oil, gas and commodity prices, foreign currency exchange rates and interest rates;*
- *our ability to maintain sufficient levels of cash at all times;*
- *our ability to attract and retain sufficient skilled employees;*
- *the impact of the imposition of tariffs, sanctions, and trade restrictions in the countries we operate, or targeting the countries in which we operate;*
- *our ability to consummate the Tender Offers or the Debt Financing on the anticipated terms, if at all; and*
- *our success at managing the foregoing risks.*

For further discussion of factors that could cause one or more of these future events or results not to occur as implied by any forward-looking statement, see "Risk Factors" in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") and any subsequent current report on Form 6-K that we file, available from the SEC's website. Sasol undertakes no duty to publicly update or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 March 2026

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary